ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-165800

June 27, 2012

PRICING TERM SHEET

$500,000,000 4.125% Senior Notes due 2017

Issuer:	Dollar General Corporation
Guarantors:	All guarantors under Dollar General’s existing credit facilities
Security:	4.125% Senior Notes due 2017
Final Maturity Date:	July 15, 2017
Principal Amount:	$500,000,000
Gross Proceeds:	$500,000,000
Net Proceeds:	$493,750,000, before expenses
Use of Proceeds:

We estimate that our net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $493.4 million. We intend to use the net proceeds of this offering, together with cash on hand, to redeem our Senior Subordinated Notes and to pay related premium and accrued interest.

Coupon:	4.125%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2013
Price to Public:	100%
Benchmark Treasury:	U.S. Treasury due May 31, 2017
Benchmark Treasury Yield:	0.719%
Spread to Benchmark Treasury:	340.6 basis points
Yield:	4.125%
Make-Whole Call:	T+ 50 basis points
Clawback:	Prior to July 15, 2015, up to 35% at 104.125%
Expected Settlement Date:	July 12, 2012 ( T+10)
CUSIP and ISIN:	CUSIP: 256677 AA3
ISIN: US256677AA32
Anticipated Ratings*:	Ba2 by Moody’s Investors Service, Inc.
BB+ by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Goldman, Sachs & Co.
KKR Capital Markets LLC
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Fifth Third Securities, Inc.
HSBC Securities (USA) Inc.
KeyBanc Capital Markets Inc.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The following replaces the section titled “Capitalization” in its entirety and supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.

CAPITALIZATION

The following table sets forth our capitalization as of May 4, 2012:

•      on an actual basis; and

•      on an as adjusted basis to give effect to this offering and the use of proceeds therefrom.

The table below should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included in the 2011 Annual Report and in our quarterly report on Form 10-Q that is incorporated by reference in this prospectus supplement.

	May 4, 2012
	Actual	As Adjusted
	(amounts in millions except per share amounts)
Cash and cash equivalents	$132.5	$121.7

Long-term obligations:
Credit Facilities:
Senior secured asset-based revolving credit facility (1)	447.8	447.8
Senior secured term loan facility	1,963.5	1,963.5
Senior subordinated notes	450.7	—
Senior notes offered hereby (2)	—	500.0
Tax increment financing	14.5	14.5
Capital lease obligations	4.9	4.9
Total long-term obligations	2,881.4	2,930.7
Shareholders’ equity:
Preferred stock	—	—
Common stock; $0.875 par value, 1,000.0 shares authorized, 332.3 shares issued and outstanding at May 4, 2012	290.8	290.8
Additional paid-in capital	2,967.0	2,967.0
Retained earnings	1,336.3	1,318.6
Accumulated other comprehensive loss	(2.7)	(2.7)
Total shareholders’ equity	4,591.4	4,573.7
Total capitalization	$7,472.8	$7,504.4

(1)           Net of $21.7 million of commercial letters of credit and $23.7 million of standby letters of credit.

(2)           Does not reflect any discount at which the notes will be sold.  The notes will be recorded on our consolidated balance sheets at their discounted amount, with the discount to be amortized over the life of the notes.

Other information (including financial information) is deemed to have changed to the extent affected by the changes described above.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication related.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Citigroup at 1-800-831-9146 or email batprospectusdept@citi.com; Goldman, Sachs & Co. at 1-866-471-2526 or facsimile at 212-902-9316 or email prospectus-ny@ny.email.gs.com; or KKR at 1-212-750-8300.